

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Robert Dixon
Chief Executive Officer
MacKenzie Realty Capital, Inc.
89 Davis Road, Suite 100
Orinda, CA 94563

> **Re: MacKenzie Realty Capital, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Response dated July 2, 2021**
> **File No. 024-11503**

Dear Mr. Dixon:

We have reviewed your response letter and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2021 letter.

1. We note your responses to comments 8, 9, 10 and 11. Based on our analysis of the relevant facts and circumstances, it appears that the Company is an "investment company" within the meaning of Section 3(a)(1)(C) of the 1940 Act and would remain such until the percentage of the Company's assets that constitute investment securities falls below 40% as set forth in that Section. Please indicate whether the Company has complied with the 1940 Act and the rules and regulations thereunder since filing its notification of withdrawal of election to be regulated as a BDC on December 31, 2020, including whether the preferred stock that the Company seeks to offer complies with the relevant provisions set forth in Section 18 of the 1940 Act.

Robert Dixon
MacKenzie Realty Capital, Inc.
August 9, 2021
Page 2

You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rebecca Taylor